(Check One): ☐ Form 10-K or ☐ Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q or ☐ Form 10-QSB ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 06-1576013 333-41187

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K or Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q or Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DDi Corp.

DDi Capital Corp.

_____________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

1220 Simon Circle

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Anaheim, California 92806

_____________________________________________________________________________________________

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Exhibit A, attached hereto.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

John K. Stumpf (Name)	714 (Area Code)	688–7200 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit B, attached hereto.

DDi Corp.

_____________________________________________________________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2003	By:	/s/ JOHN K. STUMPF
John K. Stumpf Chief Financial Officer

DDi Capital Corp.

_____________________________________________________________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2003	By:	/s/ JOHN K. STUMPF
John K. Stumpf Chief Financial Officer

Instruction:    The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

            ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

General Instructions

1.        This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.        One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.        A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.        Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.        Electronic Filers.    This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).

Exhibit A

DDi Corp. (“DDi Corp.) and DDi Capital Corp. (“DDi Capital”) were unable to file the registrants’ combined Quarterly Report on Form 10-Q for the three months ended June 30, 2003 (the “Quarterly Report”) within the prescribed time period for the following reasons.

As previously disclosed in the registrants’ public filings, on May 13, 2003 DDi Corp. and its indirect subsidiaries, DDi Capital and Dynamic Details Inc. (“Dynamic Details”), announced that they had reached an agreement in principle on a restructuring plan with a steering committee of the senior lender group of the Dynamic Details senior credit facility and with the steering committee of the ad hoc committee of certain holders of DDi Corp.’s 5.25% and 6.25% convertible subordinated notes. Since that time, DDi Corp. and its senior lenders, the convertible subordinated noteholders and the holders of DDi Capital’s 12.5% senior discount notes have been negotiating the significant terms of the restructuring. DDi Corp. and DDi Capital currently intend to implement the restructuring by filing voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code as soon as practical. Dynamic Details anticipates restructuring its senior credit facility outside the Chapter 11 bankruptcy proceedings.

Due to the complex accounting and disclosure issues associated with the anticipated filing of a voluntary petition for reorganization and the need for senior management to devote substantial time to preparation of the voluntary petition for reorganization, DDi Corp. and DDi Capital has not been able to complete the Quarterly Report without unreasonable effort or expense by the prescribed due date.

Exhibit B

DDi Corp. provides technologically advanced, time-critical electronics design, development and manufacturing services to original equipment manufacturers and other electronics manufacturing service providers. Operating through our primary operating subsidiaries, DDi Europe Limited (“DDi Europe”) and Dynamic Details, Incorporated (“Dynamic Details”), we target customers that are characterized by new product development programs demanding the rapid application of advanced technology and design.

As used herein, the “Company,” “we,” “us,” or “our” means DDi Corp. and its wholly-owned subsidiaries, including DDi Capital Corp. (“DDi Capital”), DDi Europe and Dynamic Details.

Results of Operations

Three Months Ended June 30, 2003 Compared to the Three Months Ended June 30, 2002

Net Sales

DDi Capital net sales decreased $11.6 million (24%) to $35.8 million for the three months ended June 30, 2003, from $47.4 million for the same period in 2002. Such decrease in net sales reflects the disposition of certain non-core facilities during the latter part of 2002 and in April 2003 and a reduction in the average price per panel reflecting softened economic conditions in North America. DDi Corp. net sales decreased $5.9 million (10%) to $56.2 million for the three months ended June 30, 2003, from $62.1 million for the same period in 2002. The decrease in DDi Corp. net sales is due to the net decrease in DDi Capital net sales discussed above, as well as a reduction in the average price per panel reflecting softened economic conditions in Europe, partially offset by the acquisition of Kamtronics in October 2002 and growth in U.K. assembly operations.

Gross Profit

DDi Capital gross profit decreased $1.2 million (71%) to $0.5 million for the three months ended June 30, 2003, from $1.7 million for the same period in 2002. DDi Corp. gross profit decreased $0.7 million (26%) to $2.0 million for the three months ended June 30, 2003, from $2.7 million for the same period in 2002. The decreases in the Company’s gross profit resulted from the lower level of net sales generated in 2003.

Sales and Marketing Expenses

DDi Capital sales and marketing expenses decreased $1.8 million (32%) to $3.8 million for the three months ended June 30, 2003, from $5.6 million for the same period in 2002. DDi Corp. sales and marketing expenses decreased $1.4 million (23%) to $4.8 million for the three months ended June 30, 2003, from $6.2 million for the same period in 2002. Such decreases in sales and marketing expenses resulted from the lower level of net sales generated in 2003 and from various cost control initiatives implemented throughout 2002 and 2003.

General and Administration Expenses

DDi Capital general and administration expenses decreased $0.6 million (21%) to $2.3 million for the three months ended June 30, 2003, from $2.9 million for the same period in 2002. DDi Corp. general and administration expenses decreased $0.4 million (9%) to $4.2 million for the three months ended June 30, 2003, from $4.6 million for the same period in 2002. Such decreases in general and administration expenses resulted from various cost control initiatives implemented throughout 2002 and 2003.

Goodwill Impairment

Goodwill impairment for both DDi Capital and DDi Corp. was $2.0 million for the three months ended June 30, 2003, compared to $45.0 million for DDi Capital and $60.0 million for DDi Corp. for the three months ended June 30, 2002. The impairment charge for 2003 relates to the additional purchase price for a prior acquisition initially capitalized in the second quarter of 2003. The impairment charge for 2002 was incurred because the book value of goodwill was in excess of its fair value, as determined by the Company’s market capitalization.

Restructuring and Other Related Charges

Restructuring and related charges were $3.0 million for DDi Capital and $3.3 million for DDi Corp. for the three months ended June 30, 2003, compared to $13.8 million for DDi Capital and $14.4 million for DDi Corp. for the three months ended June 30, 2002. Such charges in the current quarter represent the costs associated with the sale of certain assets of the Company’s Dallas-based electronic enclosure operations and the down-sizing of its Virginia and Anaheim, California workforces. Charges for the three months ended June 30, 2002, represent incremental costs incurred in connection with management’s decision to close various facilities, eliminate additional overhead, and remove underutilized assets from productive service.

Reorganization Expenses

Reorganization expenses were $2.4 million for DDi Capital and $2.7 million for DDi Corp., respectively, for the three months ended June 30, 2003 and $0 for both DDi Capital and DDi Corp. for the three months ended June 30, 2002. Such charges represent $1.7 million for DDi Capital and $1.9 million for DDi Corp. of costs relating to professional fees incurred in connection with our efforts to effect a plan of reorganization to deleverage our capital structure and $0.7 million for DDi Capital and $0.8 million of costs relating to our Key Employee Retention Plan.

Loss on Interest Rate Swap Termination

DDi Capital and DDi Corp. recorded a loss on interest rate swap termination of $5.6 million for the three months ended June 30, 2003. The loss relates to the termination of the interest rate swap agreement related to the senior term facility.

Net Interest Expense

DDi Capital net interest expense increased $1.7 million to $2.3 million for the three months ended June 30, 2003, from $0.6 million for the same period in 2002. The increase in net interest expense for DDi Capital is due to the net non-cash credits resulting from a write-off of debt issuance costs in connection with the prepayment of a portion of the Dynamic Details senior term facility and the modification of the related interest rate swap agreement recorded in 2002. DDi Corp. net interest expense increased $1.6 million to $6.0 million for the three months ended June 30, 2003, from $4.4 million for the same period in 2002. The increase in net interest expense reflects the increase in net interest expense incurred by DDi Capital, and also by interest expense incurred on the DDi Corp. 6.25% convertible subordinated notes issued in April 2002.

Income Taxes

The DDi Capital effective tax rate was approximately 1.0% for the three months ended June 30, 2003 and for the same period in 2002. The DDi Corp. effective income tax rate increased to a benefit rate of approximately 2.0% for the three months ended June 30, 2003, as compared to a benefit rate of 1.4% for the same period in 2002. During the three months ended June 30, 2003, the Company’s effective tax rates reflect the impact of valuation allowances on US federal and state deferred tax assets generated in the current period. During the three months ended June 30, 2002, the Company’s effective tax rates reflect the impact of substantial non-deductible items, primarily the goodwill impairment and valuation allowances relating to certain state deferred tax assets, including state tax credits.

Six Months Ended June 30, 2003 Compared to the Six Months Ended June 30, 2002

Net Sales

DDi Capital net sales decreased $17.4 million (18%) to $77.0 million for the six months ended June 30, 2003, from $94.4 million for the same period in 2002. Such decrease in net sales reflects the disposition of certain non-core facilities during the latter part of 2002 and April 2003 and a reduction in the average price per panel reflecting softened economic conditions in North America, partially offset by growth in U.S. assembly operations. DDi Corp. net sales decreased $6.7 million (5%) to $117.9 million for the six months ended June 30, 2003, from $124.6 million for the same period in 2002. The decrease in DDi Corp. net sales is due to the net decrease in DDi Capital net sales discussed above, as well as a reduction in the average price per panel reflecting softened economic conditions in Europe, partially offset by the acquisition of Kamtronics in October 2002 and growth in U.K. assembly operations.

Gross Profit

DDi Capital gross profit decreased $2.8 million (43%) to $3.7 million for the six months ended June 30, 2003, from $6.5 million for the same period in 2002. DDi Corp. gross profit decreased $2.7 million (30%) to $6.4 million for the six months ended June 30, 2003, from $9.1 million for the same period in 2002. The decreases in the Company’s gross profit resulted from both the lower level of net sales generated in 2003 and the restructuring related inventory impairment.

Sales and Marketing Expenses

DDi Capital sales and marketing expenses decreased $3.7 million (33%) to $7.7 million for the six months ended June 30, 2003, from $11.4 million for the same period in 2002. DDi Corp. sales and marketing expenses decreased $3.0 million (24%) to $9.4 million for the six months ended June 30, 2003, from $12.4 million for the same period in 2002. Such decreases in sales and marketing expenses resulted from the lower level of net sales generated in 2003 and from various cost control initiatives implemented throughout 2002 and 2003.

General and Administration Expenses

DDi Capital general and administration expenses decreased $1.3 million (22%) to $4.6 million for the six months ended June 30, 2003, from $5.9 million for the same period in 2002. DDi Corp. general and administration expenses decreased $0.6 million (7%) to $8.3 million for the six months ended June 30, 2003, from $8.9 million for the same period in 2002. Such decreases in general and administration expenses resulted from various cost control initiatives implemented throughout 2002 and 2003.

Goodwill Impairment

Goodwill impairment for both DDi Capital and DDi Corp. was $2.0 million for the six months ended June 30, 2003, compared to $45.0 million for DDi Capital and $60.0 million for DDi Corp. for the six months ended June 30, 2002. The impairment charge for 2003 relates to the additional purchase price for a prior acquisition initially capitalized in the second quarter of 2003. The impairment charge for 2002 was incurred because the book value of goodwill was in excess of its fair value, as determined by the Company’s market capitalization.

Restructuring and Other Related Charges

Restructuring and related charges were $3.4 million for DDi Capital and $3.8 million for DDi Corp. for the six months ended June 30, 2003, compared to $13.8 million for DDi Capital and $14.4 million for DDi Corp. for the six months ended June 30, 2002. Such charges in the current year represent the costs associated with the sale of certain assets of the Company’s Dallas-based electronic enclosure operations and the down-sizing of its Virginia and Anaheim, California workforces. Charges for the six months ended June 30, 2002, represent incremental costs incurred in connection with management’s decision to close various facilities, eliminate additional overhead, and remove underutilized assets from productive service.

Reorganization Expenses

Reorganization expenses were $5.1 million for DDi Capital and $6.0 million for DDi Corp., respectively. Such charges represent $3.7 million for DDi Capital and $3.9 million for DDi Corp. of costs relating to professional fees incurred in connection with our efforts to effect a plan of reorganization to deleverage our capital structure and $1.4 million for DDi Capital and $2.1 million of costs relating to our Key Employee Retention Plan.

Loss on Interest Rate Swap Termination

DDi Capital and DDi Corp. recorded a loss on interest rate swap termination of $5.6 million for the six months ended June 30, 2003. The loss relates to the termination of the interest rate swap agreement related to the senior term facility.

Net Interest Expense

DDi Capital net interest expense increased $0.7 million to $4.8 million for the six months ended June 30, 2003, from $4.1 million for the same period in 2002. The increase in net interest expense for DDi Capital is due to the net non-cash credits resulting from a write-off of debt issuance costs in connection with the prepayment of a portion of the Dynamic Details senior term facility and the modification of the related interest rate swap agreement recorded in 2002. DDi Corp. net interest expense increased $2.5 million to $12.3 million for the six months ended June 30, 2003, from $9.8 million for the same period in 2002. The increase in net interest expense reflects the increase in net interest expense incurred by DDi Capital, and also by interest expense incurred on the DDi Corp. 6.25% convertible subordinated notes issued in April 2002.

Income Taxes

The DDi Capital effective tax rate decreased to a tax rate of approximately 1.3% for the six months ended June 30, 2003, from a benefit rate of 3.3% for the same period in 2002. The DDi Corp. effective income tax rate decreased to a benefit rate of approximately 2.7% for the six months ended June 30, 2003, as compared to a benefit rate of 5.4% for the same period in 2002. During the six months ended June 30, 2003, the Company’s effective tax rates reflect the impact of valuation allowances on US federal and state deferred tax assets generated in the current period. During the six months ended June 30, 2002, the Company’s effective tax rates reflect the impact of substantial non-deductible items, primarily the goodwill impairment and valuation allowances relating to certain state deferred tax assets, including state tax credits.

DDi CORP.

Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net sales	$56,223	$62,112	$117,884	$124,600
Cost of sales	52,526	55,923	109,724	112,082
Restructuring-related inventory impairment	1,736	3,465	1,736	3,465

Gross profit	1,961	2,724	6,424	9,053

Operating expenses:
Sales and marketing	4,846	6,185	9,401	12,409
General and administration	4,250	4,611	8,359	8,951
Goodwill impairment	2,000	60,000	2,000	60,000
Restructuring and other related charges	3,298	14,434	3,795	14,434
Reorganization expenses	2,698	—	6,028	—

Operating loss	(15,131)	(82,506)	(23,159)	(86,741)

Loss on interest rate swap termination	5,621	—	5,621	—
Interest expense (net) and other expense (net)	5,994	4,351	12,261	9,750

Loss before income taxes	(26,746)	(86,857)	(41,041)	(96,491)
Income tax benefit	609	1,222	1,076	4,930

Net loss	$(26,137)	$(85,635)	$(39,965)	$(91,561)

Net loss per share – basic and diluted	$(0.53)	$(1.78)	$(0.81)	$(1.91)

Weighted average shares used to compute loss per share:
Basic and diluted	49,215,889	48,000,178	49,214,213	48,013,294

DDi CAPITAL CORP.

Condensed Consolidated Statements of Operations

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Net sales	$35,834	$47,373	$76,973	$94,354
Cost of sales	33,568	42,316	71,568	84,497
Restructuring-related inventory impairment	1,736	3,397	1,736	3,397

Gross profit	530	1,660	3,669	6,460

Operating expenses:
Sales and marketing	3,769	5,608	7,655	11,368
General and administration	2,354	2,981	4,599	5,962
Goodwill impairment	2,000	45,000	2,000	45,000
Restructuring and other related charges	3,010	13,809	3,429	13,809
Reorganization expenses	2,440	—	5,139	—

Operating loss	(13,043)	(65,738)	(19,153)	(69,679)

Loss on interest rate swap termination	5,621	—	5,621	—
Interest expense (net) and other expense (net)	2,255	644	4,819	4,116

Loss before income taxes	(20,919)	(66,382)	(29,593)	(73,795)
Income tax benefit (expense)	(153)	(522)	(397)	2,333

Net loss	$(21,072)	$(66,904)	$(29,990)	$(71,462)